Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 22, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1818
              Floating Rate & Dividend Growth Portfolio, Series 18
                       File Nos. 333-227003 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1818, filed on August 24, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 18 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the seventh bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren